SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                -------------

                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 29, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



               Form 20-F     X                Form 40-F
                         ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


               Yes                            No           X
                         ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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ompany Press Release
--------------------


CNOOC Limited Names World-Class Leaders as Advisory Board Members

Henry Kissinger and Simon Murray join the team along with others

(Beijing, October 29, 2001) - CNOOC Limited (the "Company", SEHK:883, NYSE:CEO) announced today that it has established an International Advisory Board (the "Advisory Board") with top-notch, globally well-respected political figures and corporate leaders as members. This testifies to the Company's commitment to ensuring highest management quality that surpasses international standards and good corporate governance.

The mission of the Advisory Board is to provide the management with strategic advice on world events and macro issues that may impact the Company's development.

The five prominent members of the Advisory Board include former United States Secretary of State, Dr. Henry Kissinger, as well as Mr. Simon Murray, former Managing Director of Hutchison Whampoa and currently the Chairman of a private investment group. Other members are Professor Edward Steinfeld, a political economist at the Massachusetts Institute of Technology, Dr. Erwin Schurtenberger, former Ambassador of Switzerland to China, and Professor Kenneth S. Courtis, an economist at Goldman Sachs and the Vice Chairman of Goldman Sachs Asia.

"As a global oil and gas company, CNOOC Ltd. needs advisors with global vision and world-acclaimed track records to spearhead the Company together with our management team in a dynamic and highly globalized environment. We are delighted that the Company is able to recruit an advisory board with world-class quality and diversity," commented Mr. Wei Liucheng, Chairman and CEO of the Company. "The establishment of the Advisory Board is part of the Company's efforts to ensure highest management quality and best corporate governance, which is of paramount importance to creating values for our shareholders. The Company and our investors will both benefit from it significantly."

Brief advisors biographies are attached for reference

Dr. Henry Alfred Kissinger was sworn in September 22, 1973 at the White House as the 56th Secretary of State. He held the position of Assistant to the President for National Security Affairs which he first assumed in 1969. Dr. Kissinger was born in Germany in May, 1923. He received the PhD Degree at Harvard University in 1954. He has written six books and more than forty articles on United States foreign policy, international affairs, and diplomatic history and received many awards on his achievements in international affairs.

Simon Murray was the Executive Chairman of Asia Pacific for the Deutsche Bank Group with responsibility for the supervision of operation of 80 offices in 17 countries in the region. He has lived in Asia for over 30 years, 14 of which were spent with the Jardine Matheson Group. Thereafter he founded Davenham Investments, a project advisory company. He later sold the firm and became the Group Managing Director of Hutchison Whampoa in 1984. He is currently a Director of a number of companies that include Hutchison Whampoa, Cheung Kong Holdings, Tommy Hilfiger in the USA and Vivendi Universal in France.

Edward S. Steinfeld is an assistant professor at the MIT Sloan School of Management. He received both his undergraduate and doctoral training at Harvard University. He is a China specialist, and speaks and reads Mandarin, and has conducted extensive firm-level research in China. His book, Forging Reform in China: The Fate of State-Owned Industry, was published in 1998 by Cambridge University Press.

Dr. Schurtenberger was the Ambassador of Switzerland to China, the Democratic People's Republic of Korea and the Republic of Mongolia. He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations such as Credit Suisse Financial Services, Novartis and Bunge. He received a PhD Degree in Economics and was trained in political science and philosophy.

Kenneth S. Courtis is Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia. He advises the firm on economics and strategy throughout the Asia-Pacific region as well as in Europe and North America. Professor Courtis has won numerous prizes and distinctions for his research and is a valued advisor on international economic, financial and investment matters. He has published on major international economic, public policy, investment, and strategy issues and frequently appears as a commentator on television news programs. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategy for Deutsche Bank.

************

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

 CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei                              Ms. Anne Lui/Mr. Henry Chua
CNOOC Limited                                 Ketchum Newscan Public Relations
No. 6, Dong Zhi Men Wai Xiao Jie              Tel: 852 3141 8016/852 3141 8082
Beijing, 100027                               Fax: 852 2510 8199
People's Republic of China                    E-mail: anne.lui@knprhk.com
Tel : 86 10 8452 1646                                 henry.chua@knprhk.com
Fax: 86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name: Cao Yunshi
                                              Title:  Company Secretary

Dated: October 29, 2001